

March 28, 2012

Via E-mail
Timothy M. Martin
Chief Financial Officer
CubeSmart
CubeSmart, L.P.
460 East Swedesford Road, Suite 3000
Wayne, Pennsylvania 19087

> **Re:** **CubeSmart**
> **CubeSmart, L.P.**
> **Annual Report on Form 10-K**
> **Filed February 29, 2012**
> **File No. 001-32324**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   In future period filings, please disclose the amount sold of securities sold under your "at the market" program, as well as the average price and/or gross proceeds, net proceeds or expenses or commissions, use of proceeds, and amount remaining in the program, as applicable.

Our Facilities, page 25

2.   We note the annual rent per occupied square foot disclosed on page 32 is determined by dividing the aggregate rental revenue for each twelve-month period by the average of the month-end occupied square feet for the period. We note that rental revenue includes customer rental revenues, access, administrative and late fees and revenues from

auctions. Please tell us the portion of rental revenue derived from access, administrative and late fees and revenues from auctions. In future filings, please revise to clarify (i) what you mean by access fees and revenues from auctions and (ii) whether annual rent reflects the impact of promotional discounts or concessions.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

3.   In future periodic filings, please disclose historical same store occupancy and average market rents trends, including the impact of concessions such as free rents.

4.   You state on page 45 that you consider your same-store portfolio to consist only of those facilities owned and operated on a stabilized basis at the beginning and at the end of the applicable years presented. Please quantify those facilities that were not considered owned and operated on a stabilized basis and tell us the reasons such facilities were not considered owned and operated on a stabilized basis. In addition, please clarify when you consider a facility to be operated on a stabilized basis, such that a development or acquired property would be added to the same-store pool.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3401 with any other questions.

                  Sincerely,

                  /s/ Jennifer Gowetski

                  Jennifer Gowetski
                  Senior Counsel

cc: Jeffrey P. Foster
        Senior Vice President, Chief Legal Officer & Secretary